AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

Investment Company Act File Number:  811-22490

FAIRHOLME VP SERIES FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland
(State or Other Jurisdiction of Incorporation or Organization)

4400 Biscayne Blvd. 9th Floor Miami, FL 33137
(Address of Principal Executive Office)

[___________________]
(IRS Employer Identification No.)

(305) 358-3000
(Registrant's Telephone Number)

PART I
RULE 8b-25

Fairholme VP Series Fund, Inc. ("Registrant") files this Application for Extension of Time under Rule 8b-25 under the Investment Company Act of 1940, as amended ("1940 Act") (17 the CFR 270.8b-25), respectfully requesting that the date for the timely filing of its registration pursuant to Section 8 of the 1940 Act,  be extended from March 10, 2015 to May 8, 2015, as provided in Rule 8b-25.

Narrative

On November 2, 2010, the Registrant filed a Form N-8A notifying the U.S. Securities and Exchange Commission ("Commission") of its intent to register as an open-end management company under the 1940 Act. Rule 8b-5 under the 1940 Act (17 CFR 270.8b-5) provides that the registration statement of a registrant shall be filed within three months of the date of the filing of the notification on Form N-8A, unless the registrant's fiscal year is during that three-month period, in which case the registrant may file any time within three months of such fiscal year end. Rule 8b-25 under the 1940 Act provides for a 60-day extension of the date on which such registration statement is to be filed if it is impractical to furnish the required information within the time required by Rule 8b-5.

The Registrant found it impractical to file the registration statement under Section 8 of the 1940 Act by March 31, 2011, because, at the time the registration statement was due, the Registrant was not able to provide certain information required by Form N-1A.  The Registrant continues to finalize certain aspects of its structure and complete other organizational steps.  As a result, expected modifications potentially could impact information required to be disclosed in Part A (Prospectus) and Part B (Statement of Additional Information) of Form N-1A.

Therefore, the Registrant respectfully requests that this application for extension of time to file under Section 8 of the 1940 Act be accepted under Rule 8b-25 under the 1940 Act and that the due date for the filing of the Registrant's registration as an open-end management company be upon resolution of the organizational matters.

PART II
OTHER INFORMATION

(1)   Name and telephone number of person to contact with respect to this Application:

Bibb L. Strench, Esq.
Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
(202) 737-8833

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/Paul R. Thomson
Name:	Paul R. Thomson
Title:	Chief Financial Officer and Chief Compliance Officer

March 10, 2015